FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 2003 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón Mexico, D.F. 01210
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Coca-Cola FEMSA, S.A. de C.V. for the nine-month period ended September 30, 2002 and 2003. It contains the following tables:

- Declaration from the Company Officials Responsible for the Information
- Integration of the Paid Social Capital Stock
- Consolidated Financial Statement
- Consolidated Earnings Statement
- Consolidated Change of Financial Position Statement
- Consolidated Ratios
- Data per Share
- Directors' Report
- Notes to the Financial Statement
- Complementary Notes to the Financial Statement
- Report of Share Investments
- Summary Schedule of Credit and Loans
- Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Domestic Sales Distribution by Product
- Foreign Sales Distribution by Product
- Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations
- General Issuer, Employee and Other Data

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. HECTOR TREVIÑO GUTIERREZ **DIRECTOR ADMINISTRATIVO Y DE FINANZAS**	**LIC. JAVIER EDUARDO DAVILA PARAS** **DIRECTOR ADMINISTRATIVO**

MEXICO, D.F., A 27 DE OCTUBRE DE 2003

CLAVE DE COTIZACION: **KOF** TRIMESTRE: 3 ANO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		10	844,078,519		844,078,519		375,097	
D		10	731,545,678			731,545,678	325,089	
L		10	270,750,000			270,750,000	120,317	
TOTAL			**1,846,374,197**	**0**	**844,078,519**	**1,002,295,678**	**820,503**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
1,846,374,197

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 10
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**61,031,957**	**100**	**15,758,143**	**100**
2	**ACTIVO CIRCULANTE**	**9,904,414**	**16**	**7,508,499**	**48**
3	EFECTIVO E INVERSIONES TEMPORALES	4,509,546	7	5,749,656	36
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	995,480	2	378,885	2
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	834,875	1	269,147	2
6	INVENTARIOS	2,615,744	4	866,607	5
7	OTROS ACTIVOS CIRCULANTES	948,769	2	244,204	2
8	**LARGO PLAZO**	**668,800**	**1**	**127,812**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	20,656	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	648,144	1	127,812	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**17,522,189**	**29**	**7,243,221**	**46**
13	INMUEBLES	2,361,247	4	805,260	5
14	MAQUINARIA Y EQUIPO INDUSTRIAL	24,076,623	39	9,453,456	60
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	9,810,391	16	3,443,924	22
17	CONSTRUCCIONES EN PROCESO	894,710	1	428,429	3
18	**ACTIVO DIFERIDO (NETO)**	**32,858,714**	**54**	**878,611**	**6**
19	**OTROS ACTIVOS**	**77,840**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**40,489,086**	**100**	**7,017,382**	**100**
21	**PASIVO CIRCULANTE**	**11,603,965**	**29**	**2,196,743**	**31**
22	PROVEEDORES	3,488,217	9	1,249,757	18
23	CREDITOS BANCARIOS	5,201,502	13	165,393	2
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	428,903	1	189,686	3
26	OTROS PASIVOS CIRCULANTES	2,485,343	6	591,907	8
27	**PASIVO A LARGO PLAZO**	**25,583,355**	**63**	**3,230,608**	**46**
28	CREDITOS BANCARIOS	15,552,906	38	3,230,608	46
29	CREDITOS BURSATILES	10,000,000	25	0	0
30	OTROS CREDITOS	30,449	0	0	0
31	**CREDITOS DIFERIDOS**	**370,878**	**1**	**1,015,738**	**14**
32	**OTROS PASIVOS**	**2,930,888**	**7**	**574,293**	**8**
33	**CAPITAL CONTABLE**	**20,542,871**	**100**	**8,740,761**	**100**
34	**PARTICIPACION MINORITARIA**	**159,023**	**1**		
35	**CAPITAL CONTABLE MAYORITARIO**	**20,383,848**	**99**	**8,740,761**	**100**
36	**CAPITAL CONTRIBUIDO**	**13,791,132**	**67**	**4,129,843**	**47**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	820,503	4	633,250	7
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,792,307	9	1,790,991	20
39	PRIMA EN VENTA DE ACCIONES	11,178,322	54	1,705,602	20
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,592,716**	**32**	**4,610,918**	**53**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	8,898,761	43	6,210,595	71
43	RESERVA PARA RECOMPRA DE ACCIONES	400,000	2	400,000	5
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(4,045,383)	(20)	(3,855,279)	(44)
45	**RESULTADO NETO DEL EJERCICIO**	1,339,338	7	1,855,602	21

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**4,509,546**	**100**	**5,749,656**	**100**
46	EFECTIVO	650,109	14	134,274	2
47	INVERSIONES TEMPORALES	3,859,437	86	5,615,382	98
18	**CARGOS DIFERIDOS**	**32,858,714**	**100**	**878,611**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,243,459	4	619,979	71
49	CREDITO MERCANTIL	31,615,255	96	258,632	29
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**11,603,965**	**100**	**2,196,743**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	7,429,552	64	68,562	3
53	PASIVOS EN MONEDA NACIONAL	4,174,413	36	2,128,181	97
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**2,485,343**	**100**	**591,907**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	2,485,343	100	591,907	100
27	**PASIVO A LARGO PLAZO**	**25,583,355**	**100**	**3,230,608**	**100**
59	PASIVO EN MONEDA EXTRANJERA	11,432,941	45	3,230,608	100
60	PASIVO EN MONEDA NACIONAL	14,150,414	55	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**10,000,000**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	10,000,000	100	0	0
30	**OTROS CREDITOS**	**30,449**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	30,449	100	0	0
31	**CREDITOS DIFERIDOS**	**370,878**	**100**	**1,015,738**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	370,878	100	1,015,738	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**2,930,888**	**100**	**574,293**	**100**
68	RESERVAS	548,528	19	184,211	32
69	OTROS PASIVOS	2,382,360	81	390,082	68
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(4,045,383)**	**100**	**(3,855,279)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(4,045,383)	(100)	(3,855,279)	(100)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	0	0	0	0

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	(1,699,551)	5,311,756
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	548,528	184,211
74	NUMERO DE FUNCIONARIOS (*)	380	219
75	NUMERO DE EMPLEADOS (*)	33,087	5,231
76	NUMERO DE OBREROS (*)	23,785	8,729
77	NUMERO DE ACCIONES EN CIRCULACION (*)	1,846,374,197	1,425,000,000
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**23,660,034**	**100**	**13,631,214**	**100**
2	COSTO DE VENTAS	11,880,436	50	6,283,255	46
3	**RESULTADO BRUTO**	**11,779,598**	**50**	**7,347,959**	**54**
4	GASTOS DE OPERACION	7,316,072	31	4,001,421	29
5	**RESULTADO DE OPERACION**	**4,463,526**	**19**	**3,346,538**	**25**
6	COSTO INTEGRAL DE FINANCIAMIENTO	2,206,845	9	(546,173)	(4)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**2,256,681**	**10**	**3,892,711**	**29**
8	OTRAS OPERACIONES FINANCIERAS	119,775	1	83,411	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**2,136,906**	**9**	**3,809,300**	**28**
10	PROVISION PARA IMPUESTOS Y P.T.U.	783,886	3	1,507,098	11
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,353,020**	**6**	**2,302,202**	**17**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,353,020**	**6**	**2,302,202**	**17**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,353,020**	**6**	**2,302,202**	**17**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	446,600	3
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,353,020**	**6**	**1,855,602**	**14**
19	PARTICIPACION MINORITARIA	13,682			
20	**RESULTADO NETO MAYORITARIO**	**1,339,338**	**6**	**1,855,602**	**14**

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**23,660,034**	**100**	**13,631,214**	**100**
21	NACIONALES	16,799,664	71	12,412,659	91
22	EXTRANJERAS	6,860,370	29	1,218,555	9
23	CONVERSION EN DOLARES (***)	1,819,652	8	323,211	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**2,206,845**	**100**	**(546,173)**	**100**
24	INTERESES PAGADOS	1,140,320	52	246,988	45
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	206,878	9	187,192	34
27	GANANCIA EN CAMBIOS	(1,683,042)	(76)	186,888	34
28	RESULTADO POR POSICION MONETARIA	(409,639)	(19)	(419,081)	(77)
42	PERDIDA EN ACTUALIZACION DE UDI'S				
43	GANACIA EN ACTUALIZACION DE UDI'S				
8	**OTRAS OPERACIONES FINANCIERAS**	**119,775**	**100**	**83,411**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	119,775	100	83,411	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**783,886**	**100**	**1,507,098**	**100**
32	I.S.R.	629,906	80	1,220,845	81
33	I.S.R. DIFERIDO	25,663	3	247,927	16
34	P.T.U.	128,317	16	38,326	3
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: 3 AÑO: 2003
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	23,525,378	13,519,330
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	23,664,342	18,119,546
39	RESULTADO DE OPERACION (**)	5,668,762	4,421,380
40	RESULTADO NETO MAYORITARIO (**)	2,102,120	2,721,180
41	RESULTADO NETO (**)	2,115,802	2,721,180

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF TRIMESTRE: 3 AÑO: 2003

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**10,490,209**	**100**	**4,625,833**	**100**
2	COSTO DE VENTAS	5,346,078	51	2,132,921	46
3	**RESULTADO BRUTO**	**5,144,131**	**49**	**2,492,912**	**54**
4	GASTOS DE OPERACION	3,450,649	33	1,340,917	29
5	**RESULTADO DE OPERACION**	**1,693,482**	**16**	**1,151,995**	**25**
6	COSTO INTEGRAL DE FINANCIAMIENTO	910,905	9	93,813	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**782,577**	**7**	**1,058,182**	**23**
8	OTRAS OPERACIONES FINANCIERAS	18,478	0	18,100	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**764,099**	**7**	**1,040,082**	**22**
10	PROVISION PARA IMPUESTOS Y P.T.U.	256,592	2	376,181	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**507,507**	**5**	**663,901**	**14**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**507,507**	**5**	**663,901**	**14**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**507,507**	**5**	**663,901**	**14**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	446,600	10
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**507,507**	**5**	**217,301**	**5**
19	PARTICIPACION MINORITARIA	8,285			
20	**RESULTADO NETO MAYORITARIO**	**499,222**	**5**	**217,301**	**5**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF TRIMESTRE: 3 AÑO: 2003

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**10,490,209**	**100**	**4,625,833**	**100**
21	NACIONALES	6,729,267	64	4,223,738	91
22	EXTRANJERAS	3,760,942	36	402,095	9
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**910,905**	**100**	**93,813**	**100**
24	INTERESES PAGADOS	664,104	73	85,123	91
25	PERDIDA EN CAMBIOS	736,443	81	0	0
26	INTERESES GANADOS	80,497	9	64,256	68
27	GANANCIA EN CAMBIOS	0	0	(32,061)	(34)
28	RESULTADO POR POSICION MONETARIA	(409,145)	(45)	40,885	44
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**18,478**	**100**	**18,100**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	18,478	100	18,100	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**256,592**	**100**	**376,181**	**100**
32	I.S.R.	359,160	140	353,891	94
33	I.S.R. DIFERIDO	(139,912)	(55)	19,964	5
34	P.T.U.	37,344	15	2,326	1
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,353,020**	**1,855,602**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,254,780	1,489,618
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**2,607,800**	**3,345,220**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(2,401,917)	(573,224)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**205,883**	**2,771,996**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(197,773)	(198,087)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	(598,455)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(197,773)**	**(796,542)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,823,129)**	**(863,751)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(1,815,019)	1,111,703
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	6,324,565	4,637,953
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	4,509,546	5,749,656

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,254,780**	**1,489,618**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	681,122	923,004
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	573,658	566,614
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(2,401,917)**	**(573,224)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	11,501	347,538
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(790,529)	(296,388)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	815,825	(201,346)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	10,132	(341,689)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(2,448,846)	(81,339)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(197,773)**	**(198,087)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	17,960,414	(471,717)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	(19,041,312)	26,725
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	883,125	246,905
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**(598,455)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	(598,455)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,823,129)**	**(863,751)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(1,203,351)	(636,476)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(619,778)	(227,275)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** ANO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	5.72	%	13.61	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	10.31	%	31.13	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	3.47	%	17.27	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	26.76	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	30.28	%	22.58	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.39	veces	1.15	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.35	veces	2.50	veces
8	ROTACION DE INVENTARIOS (**)	5.38	veces	9.47	veces
9	DIAS DE VENTAS POR COBRAR	10	días	6	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	4.02	%	9.67	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	66.34	%	44.53	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.97	veces	0.80	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	46.59	%	47.01	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	146.01	%	44.60	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	3.91	veces	13.55	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.58	veces	2.58	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.85	veces	3.42	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.63	veces	3.02	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.24	veces	1.07	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	38.86	%	261.74	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	11.02	%	24.54	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(10.15)	%	(4.21)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	0.18	veces	11.22	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	24.87	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.00	%	75.13	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	66.00	%	73.69	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	.98	$	2.03
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00	$	.00
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.00	$	.00
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00	$	.00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00	$	.00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	11.04	$	6.13
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.42
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		2.15 veces		3.78 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		24.49 veces		17.71 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00 veces		.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

**COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA**

ANEXO 1

CONSOLIDADO
Impresión Final

COCA-COLA FEMSA anuncia resultados del tercer trimestre de 2003

TERCER TRIMESTRE 2003

¢ El volumen de ventas consolidado en cajas unidad fue de 453.0 Millones de Cajas Unidad ("MCU") durante el tercer trimestre de 2003.
¢ Los ingresos totales consolidados fueron de Ps.10,490.1 millones y la utilidad de operación consolidada fue de Ps.1.693.4 millones durante el tercer trimestre de 2003, alcanzando un margen de operación consolidado de 16.1%.

Ciudad de Mexico (23 de octubre de 2003) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF; BMV: KOFL) ("Coca-Cola FEMSA" o la "Compañía"), El embotellador más grande de productos Coca-Cola de Latinoamérica y el segundo más grande del mundo, anunció hoy sus resultados consolidados para el tercer trimestre y los nueve meses terminados el 30 de septiembre del año 2003.

"Estamos complacidos con la forma en la que el proceso de integración está progresando. Con la implementación de mejores prácticas comerciales, la consolidación de las instalaciones operativas, ajustes a la arquitectura de precios de nuestros productos y empaques y con la implementación de mejores prácticas en los nuevos países donde operamos, hemos podido construir una presencia más fuerte en nuestros nuevos territorios. La integración de todas estas iniciativas nos está ayudando a lograr las sinergias esperadas." comentó Carlos Salazar, Director General de la Compañía.

RESULTADOS CONSOLIDADOS

Durante el tercer trimestre de 2003, nuestro volumen total consolidado fue de 453.0 MCU. La utilidad de operación alcanzó Ps.1,693.4 millones durante el tercer trimestre de 2003.

El costo integral de financiamiento fue de Ps.910.9 millones durante el tercer trimestre del 2003, reflejando la nueva situación financiera después de la adquisición, siendo esta el efecto combinado de:

(i) gastos de intereses acumulados relacionados con la deuda existente y la deuda de la adquisición asumida en conexión con la transacción de Panamco que más que compensaron los intereses ganados generados por nuestro balance en caja;
(ii) una pérdida cambiaria generada principalmente por la devaluación del peso mexicano frente al U.S. dólar, aplicada a la deuda denominada en U.S. dólares; y
(iii) la ganancia por la posición monetaria consolidada, como resultado de los ajustes inflacionarios aplicados a la posición monetaria neta de nuestras operaciones.

El impuesto sobre la renta, impuesto al activo y participación de utilidad a los trabajadores, como porcentaje a la utilidad antes de impuestos fue de 33.6% en el tercer trimestre de 2003, reflejando deducciones para efectos fiscales de pagos asociados con la adquisición de Panamco, los cuáles fueron capitalizados para propósitos financieros como parte del costo de la adquisición.

La utilidad neta consolidada fue de Ps.507.4 millones en el tercer trimestre de 2003, resultando en una utilidad por acción de Ps.0.275 (U.S.$0.250 por

ADR) con base en 1,846 millones de acciones en circulación.

BALANCE GENERAL

Al 30 de septiembre de 2003, el saldo de caja de Coca-Cola FEMSA ascendió a Ps.4,510 millones ($410.4 millones de U.S. dólares) y una deuda total de corto plazo de Ps. 4,779.2 millones ($434.9 millones de U.S. dólares y una deuda total de largo plazo de Ps.25,552.9 millones ($2,325.1 millones de U.S. dólares).

Durante el tercer trimestre de 2003, la Compañía pre-pagó $489.0 millones de U.S. dólares del crédito puente denominado en U.S. dólares y Ps.666.2 millones del crédito puente denominado en pesos mexicanos, contratado para la adquisición de Panamco. La siguiente tabla muestra la composición de la deuda por moneda y tasa de interés, al 30 de Septiembre de 2003.

		Tipo de Tasa de Interés		
Moneda	% Deuda Total	% Variable	% Fija	Tasa Prom.(1)
U.S. dólares	50%	22%	78%	4.71%
Pesos mexicanos	48%	55%	45%	6.81%
Pesos colombianos	2%	100%	-	10.28%

(1) Tasa de interes promedio anualizada para el tercer trimestre de 2003.

Empezamos a consolidar los resultados de nuestros nuevos territorios durante el segundo trimestre de 2003 de conformidad con los Principios de Contabilidad Generalmente Aceptados en México ("Mex GAAP"). Corporación Interamericana de Bebidas S.A. de C.V., anteriormente conocida como Panamerican Beverages, Inc. ("Panamco") históricamente preparó sus estados financieros de conformidad con los principios contables estadounidenses y en U.S. dólares. Nosotros hemos preparado históricamente y continuaremos preparando nuestros estados financieros bajo Mex GAAP y en pesos mexicanos. La información de los nuevos territorios bajo Mex GAAP y en pesos mexicanos difiere y puede no ser comparable respecto a los resultados presentados por Panamco para periodos anteriores. Adicionalmente, los resultados de Panamco no serán incluidos en nuestros estados financieros para periodos previos a mayo de 2003.
La información financiera, para los nueve meses terminados al 30 de septiembre de 2003, en el consolidado y por país, incluye nueve meses de resultados de los territorios originales de Coca-Cola FEMSA (Valle de México, Sureste de México y Buenos Aires) y únicamente cinco meses de nuestros nuevos territorios. . La información financiera trimestral de Coca-Cola FEMSA no va a ser comparable hasta el tercer trimestre de 2004 y la información anual, hasta el año de 2005.

Para efectos comparativos en la información de volumen de ventas se muestra la información reportada por Panamco durante el tercer trimestre y nueve meses terminados el 30 septiembre de 2002.

RESULTADOS DE LAS OPERACIONES POR TERRITORIO

RESULTADOS DE LA OPERACIÓN EN MÉXICO

Ingresos

Los ingresos totales en los territorios mexicanos alcanzaron Ps.6,794.7

millones para el tercer trimestre de 2003, resultando en un precio promedio por caja unidad de Ps.26.27 (U.S.$2.39). Excluyendo los volúmenes de agua Ciel en presentaciones de 5 Lts, 19 Lts y 20 Lts, el precio promedio por caja unidad fue de Ps.30.29 (U.S.$2.76).

El volumen de ventas del tercer trimestre de 2003 fue de 256.2 MCU, un incremento de 1.8% sobre el mismo periodo de 2002, debido principalmente al crecimiento del 4% del volumen de refrescos. Excluyendo los volúmenes generados por actividades promocionales con productos en polvo del año pasado , el volumen creció 3.2%, principalmente como resultado de (i) la exitosa extensión en la línea de sabores de las marcas básicas Fresca y Lift, (ii) por el crecimiento de volumen de la marca Coca-Cola, y (iii) volúmenes incrementales de la marca de agua Ciel.

En el tercer trimestre de 2003, lanzamos Coca-Cola Vainilla en el Valle de México en dos diferentes presentaciones, 450 ml PET no-retornable y 8 oz en lata, con el propósito de probar nuevas alternativas dentro de la categoría de colas.

Utilidad de Operación

La utilidad bruta fue de Ps.3,598.3, alcanzando un 53.0% de margen como porcentaje a ingresos totales para el tercer trimestre de 2003. Durante el tercer trimestre, la Compañía experimentó precios más altos en materias primas y el impacto de la devaluación del peso mexicano, año contra año, frente al U.S. dólar aplicado a nuestros insumos denominados en U.S. dólares. La utilidad de operación fue de Ps.1,518.8 millones, alcanzando un 22.4% de margen como porcentaje de ingresos totales.

RESULTADOS DE LA OPERACIÓN EN CENTROAMÉRICA (Guatemala, Nicaragua, Costa Rica y Panamá)

Ingresos

Los ingresos totales fueron de Ps.766.4 millones durante el tercer trimestre de 2003. El precio promedio por caja unidad fue de Ps.28.66 (U.S.$2.61) durante este periodo.

En el tercer trimestre de 2003, el volumen total de ventas en nuestros territorios de Centroamérica incrementó un 9.3% a 26.9 MCU comparado con el mismo periodo del 2002, debido principalmente al sólido desempeño de la marca Coca-Cola y de las marcas principales de sabores en todos los países de la región centroamericana.

Durante el trimestre introdujimos una presentación de 2.0 Lt PET retornable en Guatemala y Nicaragua, 1.5 Lt PET no-retornable en Panamá, así como una presentación de 2.5 Lt PET no-retornable en Guatemala para fortalecer nuestra presencia en el mercado. Estas presentaciones de empaque pretenden fomentar el consumo futuro de bebidas carbonatadas en estos territorios.

Utilidad de Operación

La utilidad bruta fue de Ps.383.0 millones durante el tercer trimestre de 2003, alcanzando un 50% de margen bruto como porcentaje a ingresos totales durante el mismo periodo. Durante este periodo la Compañía experimentó menores

costos de materias primas debido a la mejora en los términos de abastecimiento y al cambio inicial de presentaciones no retornables a presentaciones retornables. La utilidad de operación fue de Ps.64.5 millones durante el tercer trimestre de 2003, alcanzando un margen de utilidad de operación de 8.4% como porcentaje del total de ingresos.

RESULTADOS DE LA OPERACIÓN EN COLOMBIA

Ingresos

Los ingresos totales alcanzaron Ps.801.7 millones durante el tercer trimestre de 2003, un precio promedio por caja unidad de Ps.19.25 (U.S.$1.75).

Durante el tercer trimestre de 2003, el volumen de ventas total en nuestro territorio de Colombia decreció 7.8% comparado con el mismo periodo en 2002, debido principalmente a las iniciativas de administración de ingresos y activos implementadas con el objetivo de incrementar la rentabilidad de nuestro negocio. Estamos reforzando nuestra presencia en el mercado con la re-introducción de tamaños familiares en presentaciones de PET retornables para la marca Coca-Cola en algunas de las principales ciudades en Colombia.

Utilidad de Operación

La utilidad bruta fue de Ps.375.0 millones durante el tercer trimestre de 2003, alcanzando un 46.8% de margen bruto como porcentaje de ingresos totales durante el mismo periodo. Durante el trimestre la Compañía experimentó menores precios de edulcorantes, y costos de empaques más bajos debidos principalmente a un cambio de mezcla hacia presentaciones retornables, compensando la menor absorción de costos y gastos fijos como resultado de una caída en el volumen de ventas. La utilidad de operación fue de Ps.67.6 millones, alcanzando un 8.4% de margen como porcentaje de ingresos totales durante el tercer trimestre del 2003.

RESULTADOS DE OPERACIÓN EN VENEZUELA

Ingresos

Los ingresos totales alcanzados fueron de Ps.819.2 millones durante el tercer trimestre de 2003 y el precio promedio por caja unidad que alcanzó Ps.20.64 (U.S.$1.88), impulsado por el aumento de precios implementados al principio del año.

Debido a la difícil situación económica en Venezuela y al impacto de los incrementos de precios implementados en el primer trimestre de 2003, nuestro volumen cayó 16.2% durante el tercer trimestre de 2003, comparado con el tercer trimestre de 2002. Durante el tercer trimestre de 2003 comenzamos a ver la recuperación del volumen de ventas de nuestra marca Coca-Cola como resultado de las estrategias comerciales implementadas en el mercado incluyendo la re-introducción de la presentación de 1.0 Lt vidrio retornable.

Utilidad de Operación

La utilidad bruta fue de Ps.331.0 millones durante el tercer trimestre de 2003, alcanzando un 40.4% de margen bruto como porcentaje de ingresos totales durante el mismo periodo. Durante el tercer trimestre de 2003 experimentamos

precios más altos en materias primas denominadas en U.S. dólares debido a la devaluación del bolívar frente al U.S. dólar, año contra año, y una menor absorción de los costos fijos debido a la caída del volumen. La utilidad de operación fue de Ps.20.3 millones alcanzando un margen de utilidad de operación de 2.5% durante el tercer trimestre de 2003.

RESULTADOS DE LA OPERACIÓN EN BRASIL

Ingresos

Los ingresos totales fueron de Ps.916.0 millones durante el tercer trimestre de 2003 y el precio promedio por caja unidad fue de Ps.15.20 (U.S.$1.38).

Durante el tercer trimestre de 2003, el volumen de ventas en nuestro territorios brasileños decreció un 14.2% comparado con el mismo periodo de 2002, debido principalmente a la implementación de iniciativas diseñas para tomar venta y distribución tercerizada, así como la implementación de estrategias de diversificación de empaques diseñadas para mejorar la rentabilidad de nuestro negocio.

Siguiendo con nuestra estrategia de diversificación de empaques y productos lanzamos durante el trimestre Coca-Cola light lemon y Kuat laranja (sabor guaraná con naranja) y una nueva marca de protección de valor, Sintonía, en diferentes sabores. Durante el trimestre, también lanzamos diferentes empaques retornables y no-retornables, incluyendo una presentación de 200 ml vidrio retornable para la marca Coca-Cola, una presentación de 2.25 Lt PET no-retornable para nuestras principales marcas de sabores, una presentación de 1.75 Lt PET no-retornable y una presentación de 1.0 Lt PET no-retornable, ambas para la marca Coca-Cola.

Utilidad de Operación

La utilidad bruta del tercer trimestre de 2003 fue de Ps.327.6 millones, alcanzando un margen de 35.8% como porcentaje de ingresos totales. La Compañía experimentó menores precios de azúcar y un cambio de mezcla de productos durante el trimestre. Como resultado de la implementación de las nuevas estrategias de comercialización y el desarrollo de puntos de venta, alcanzamos durante el tercer trimestre de 2003 utilidad de operación positiva de Ps.18.8 millones y un margen de utilidad de operación de 2.1%.

RESULTADOS DE OPERACIÓN EN ARGENTINA

La información financiera y de volumen de ventas en nuestras operaciones en Argentina es totalmente comparable con periodos anteriores.

Ingresos

Los ingresos totales alcanzaron Ps.456.9 millones, un 13.6% de incremento comparado con el tercer trimestre de 2002 y el precio promedio por caja unidad creció 9.2% sobre el tercer trimestre de 2002 a Ps.15.18 (U.S.$1.38). Este incremento se debió principalmente por el cambio en la mezcla de productos, de nuestras marcas de protección de valor menos rentables, Taí y Crush, hacia nuestras marcas principales y premium.

En el tercer trimestre de 2003, el volumen total de ventas en nuestro

territorio de Buenos Aires incrementó 5.5% comparado con el mismo periodo de 2002. Este incremento se debió principalmente al crecimiento de las marcas principales en empaques retornables, las cuales representaron cerca del 25.0% del volumen total de ventas durante el tercer trimestre de 2003 y al crecimiento de nuestras marcas premium, las cuales representaron cerca del 13.0% de nuestro volumen de ventas para el tercer trimestre. Durante el tercer trimestre de 2003 introdujimos Crush tónica, enfocándonos a los segmentos socioeconómicos bajo y medio.

Utilidad de Operación

La utilidad bruta como porcentaje a los ingresos totales incrementó de 34.4% en el tercer trimestre de 2002 a 37.3% en 2003. Este incremento fue principalmente por (i) mayores volúmenes de ventas, (ii) una apreciación del peso Argentino frente al U.S. dólar aplicado a materias primas y gastos denominadas en U.S. dólares, y (iii) un decremento en el costo del edulcorante.

En Argentina, los gastos de operación como porcentaje a ingresos totales decrecieron 430 puntos base, de 31.9% en el tercer trimestre de 2002 a 27.6% en el tercer trimestre de 2003, como resultado de la apreciación del peso argentino frente al U.S. dólar aplicado a nuestros gastos denominados en U.S. dólares. La utilidad de operación durante el tercer trimestre de 2003 en nuestros territorios argentinos alcanzó Ps.44.1 millones y el margen de operación creció de 2.5% durante el tercer trimestre de 2002 a 9.7% durante el tercer trimestre de 2003.

RESUMEN DE RESULTADOS DE NUEVE MESES

De los nueve meses terminados el 30 de septiembre de 2003, el volumen de ventas consolidado fue de 1.344.2 MCU. La caída del volumen de nuestras operaciones en Brasil, Colombia y Venezuela, fue parcialmente compensada por el crecimiento de volumen en nuestros territorios en México, Centroamérica y Argentina durante los nueve meses terminados el 30 de septiembre de 2003.

Durante los nueve meses terminados el 30 de septiembre de 2003, los ingresos totales alcanzaron Ps.23,660.0 millones, resultando en un precio promedio por caja unidad consolidado de Ps.24.28 (U.S.$2.21). La utilidad bruta como porcentaje a los ingresos totales fue de 49.8% en los primeros nueve meses de 2003. La utilidad de operación consolidada durante este periodo fue de 2003 fue de Ps.4,463.6 millones, 18.9% como porcentaje a los ingresos totales.

La utilidad neta consolidada fue de Ps.1,353.0 durante los nueve meses terminados el 30 de septiembre de 2003. La utilidad por acción fue de Ps.0.817 (U.S.$ 0.743 por ADR) calculada en función al promedio ponderado de 1,656.2 millones de acciones en circulación.

INFORMACIÓN PARA LA CONFERENCIA TELEFÓNICA

La Conferencia telefónica del tercer trimestre de 2003 tendrá lugar el jueves 23 de octubre de 2003 a las 10:30 a.m. E.T. (9:30 hora de México).

Para participar en la Conferencia telefónica, favor de marcar: U.S. locales: 800-901-5247. Internacional: 617-786-4501.

Si usted no puede participar en la Conferencia en tiempo real, una repetición instantánea de la misma estará disponible hasta el 21 de noviembre de 2003.

Para escuchar las repetición, por favor marcar: U.S. locales: 888-286-8010. Internacional: 617-801-6888. Contraseña: 66252405

" " "

Coca-Cola FEMSA, S.A. de C.V. produce Coca-Cola, Sprite, Fanta, Lift y otros productos de marcas de The Coca-Cola Company en México (una parte importante del centro de México, incluyendo la ciudad de México y el Sureste de México), Guatemala (la ciudad de Guatemala y sus alrededores), Nicaragua (todo el país), Costa Rica (todo el país), Panamá (todo el país), Colombia (la mayoría del país), Venezuela (todo el país), Brasil (São Paulo, Campiñas, Santos y Mato Grosso do Sul) y Argentina (el gran Buenos Aires), además de agua embotellada, cerveza y otras bebidas en algunos de estos territorios.

La compañía cuenta con 34 plantas embotelladoras en los países en los que opera y atiende a más de 1,400,000 detallistas en la región. Coca-Cola FEMSA actualmente representa casi el 10% del volumen de ventas de Coca-Cola en el mundo, aproximadamente el 40% de todas las ventas de Coca-Cola en Latino América. The Coca-Cola Company tiene una participación del 39.6% en el capital accionario de Coca-Cola FEMSA.

" " "

Las cifras de las operaciones de la Compañía en México y de sus operaciones internacionales consolidadas fueron preparadas de acuerdo a los principios de contabilidad generalmente aceptados en México (principios mexicanos). Todas las cifras están expresadas en pesos mexicanos constantes con poder adquisitivo al 30 de septiembre de 2003. Para fines de comparación las cifras de la compañía para 2002 y 2003, han sido re-expresadas tomando en cuenta la inflación local de cada uno de los países con referencia al índice de precios al consumidor y convertidas de la moneda local a pesos mexicanos usando el tipo de cambio al 30 de septiembre de 2003. Además, todas las comparaciones para el tercer trimestre de 2003 terminado el 30 de septiembre de 2003 contenidas en este reporte, han sido hechas contra cifras del periodo comparable de 2002, a menos que se indique lo contrario.

Este comunicado de prensa puede contener declaraciones a futuro referentes al desempeño futuro de Coca-Cola FEMSA y deben ser tomadas como estimados de buena fe de Coca-Cola FEMSA. Estas declaraciones a futuro reflejan el punto de vista de las expectativas de la administración y están basadas en información actualmente disponible. Los resultados reales están sujetos a eventos futuros e incertidumbres que podrían tener un impacto importante en el desempeño real de la compañía, muchas de las cuales están fuera del control de Coca-Cola FEMSA.

Referencias a "US$" son a dólares americanos. Este comunicado de prensa contiene conversiones de ciertas cifras en pesos a dólares americanos únicamente para comodidad del lector. Estas conversiones no deben ser interpretadas como declaraciones de que las cifras en pesos realmente representan tales cifras en dólares americanos o que pueden ser convertidas según las tasas indicadas.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

c02: LAS PARTIDAS VIRTUALES DE ACTIVOS Y PASIVOS CIRCULANTES NO SE CONCIDERAN PARA EL CALCULO DEL ESTADO DE CAMBIOS DE ACUERDO AL BOLETIN B-12 DE PRINCIPIOS CONTABLES MEXICANOS.

LA CANTIDAD NO CONCIDERADA ES DE 29,600 MILES DE PESOS .

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

PRINCIPALES POLITICAS CONTABLES.

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados..

La administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

· Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

· Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas mediante la aplicación de factores derivados del Indice Nacional de Precios al Consumidor ("INPC").

· Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores derivados del INPC.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del periodo, utilizando factores derivados del INPC para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del periodo, para las subsidiarias en el extranjero.

La Compañía actualiza su estado de resultados aplicando factores derivados del INPC del mes en el cual ocurrió la transacción, a la fecha de presentación de los estados financieros.

La información financiera de periodos anteriores de las subsidiarias mexicanas fue actualizada utilizando factores derivados del INPC y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del periodo.

Consecuentemente, las cifras son comparables entre sí y con periodos anteriores, al estar expresadas en términos de la misma moneda.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. El costo de ventas del periodo se determina con base en el valor de reposición de los inventarios al momento de su venta.

d) Anticipos a Proveedores:
Los anticipos a proveedores consisten principalmente en anticipos para la compra de materias primas y refacciones los cuales se incluyen en la cuenta de inventarios, y se actualizan en base a factores derivados del INPC, considerando su antigüedad promedio.

e) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, en base al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el momento en que se incurren.

Los gastos promocionales se aplican a los resultados del periodo en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos y/o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos y/o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

f) Propiedades, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan aplicando los factores derivados del INPC, excepto las botellas y cajas . Las propiedades, planta y equipo de procedencia extranjera se actualizan aplicando la inflación del país de origen y el tipo de cambio al cierre del periodo.

La depreciación de las propiedades, planta y equipo se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

Las tasas anuales promedio de depreciación de los activos son las siguientes:

	%
Edificios y construcciones	2.4
Maquinaria y equipo	4.8
Equipo de distribución	6.7
Otros activos	14.2

g) Botellas y Cajas:
La Compañía clasifica las botellas y cajas dentro del rubro de propiedades, planta y equipo. Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición.

La rotura se carga a los resultados de operación a medida en que se incurre. La Compañía estima que el gasto por rotura es similar al gasto por depreciación, calculado con una vida útil estimada de cinco años para envase de vidrio retornable y de un año para envase de plástico retornable. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas en circulación. La diferencia entre el costo y los depósitos recibidos se amortiza de acuerdo con la vida útil de dichos activos.

h) Inversión en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías asociadas en las que no se tiene influencia significativa, se valúan al costo de adquisición actualizado, mediante la aplicación de factores derivados del INPC.

i) Cargos Diferidos:
Representan erogaciones cuyos beneficios serán recibidos en un plazo mayor a un año, representados principalmente por:

· Inversiones en refrigeradores, los cuales son puestos en el mercado con el objeto de mostrar y promocionar los productos de la Compañía, dicho equipo es amortizado de acuerdo a una vida útil aproximada de tres años.

· Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan con base al plazo en que se espera recibir los beneficios. En promedio los acuerdos con clientes tienen una vigencia de entre tres y cuatro años.

· Las mejoras en propiedades arrendadas, son actualizadas con base a los factores derivados del INPC, considerando su antigüedad promedio y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

j) Crédito Mercantil:
Es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos adquiridos, siendo este último similar al valor de mercado de

dichos activos. Esta diferencia se amortiza en un plazo no mayor a 20 años. El crédito mercantil se registra en la moneda en que se efectuó la inversión y se actualiza aplicando la inflación del país de origen y en su caso, utilizando el tipo de cambio de cierre del periodo.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones. Estos recursos son registrados como una reducción a los gastos de venta.

Adicionalmente, participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión, neta de la participación de The Coca-Cola Company se registra en la cuenta cargos diferidos.

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones y prima de antigüedad, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante factores derivados del INPC y dicha actualización se registra en el capital contable. El incremento en el saldo de las obligaciones laborales, se registra en el estado de resultados

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan, el cual para la Compañía es de 14 años, a partir de 1996. La amortización del periodo se registra como un gasto en el estado de resultados.

Las subsidiarias de la Compañía (excepto Coca-Cola FEMSA de Buenos Aires) tienen constituidos fondos para el pago de pensiones, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del periodo en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos.

m) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los productos.

n) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
La Compañía determina y registra el Impuesto Sobre la Renta ("ISR"), el Impuesto al Activo ("IMPAC") y la Participación a los Trabajadores en las Utilidades ("PTU") con base a la legislación fiscal en vigor y al Boletín D-4 revisado "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades", el cual requiere el reconocimiento de activos y pasivos por impuestos diferidos, por todas aquellas diferencias temporales que surjan entre los saldos contables y fiscales de los activos y pasivos.

El saldo de impuestos diferidos por concepto de ISR e IMPAC, se determina utilizando el método de activos y pasivos, el cual considera todas las diferencias temporales entre los saldos contables y fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del periodo y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como pasivo a largo plazo, independientemente de la reversión que se espera en el corto plazo de ciertas diferencias temporales.

El impuesto diferido aplicable al resultado del periodo se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen. El efecto neto acumulado inicial por la adopción del Boletín D-4 en el año 2000, fue reconocido en el capital contable disminuyendo la cuenta de utilidades retenidas.

Cada una de las subsidiarias determina y registra el ISR o el IMPAC sobre una base individual, de acuerdo con lo causado en el periodo. Por lo tanto, la provisión de impuestos incluida en los estados financieros consolidados representa la suma de las provisiones de las subsidiarias y de Coca-Cola FEMSA.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas al 60% de su participación accionaria.

o) Costo Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda nacional al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente los activos y pasivos monetarios en monedas extranjeras se expresan al tipo de cambio de cierre del periodo. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero .

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria de las subsidiarias mexicanas se determina aplicando el INPC mensual a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero .

El resultado por posición monetaria de las subsidiarias en el extranjero se calcula aplicando la inflación mensual del país de origen a la posición monetaria neta al inicio de cada mes, expresada en la moneda del país de origen, posteriormente los resultados mensuales se convierten a pesos mexicanos utilizando el tipo de cambio al cierre del periodo.

p) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los costos y gastos de operación y si se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

Hasta diciembre de 2000, la Compañía registraba el efecto en resultados a la fecha de vencimiento de los instrumentos financieros, excepto en el caso de las opciones, en las cuales la prima pagada se registraba en resultados en línea recta durante la vida del contrato. A partir de enero de 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos. Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del periodo de los activos y pasivos financieros, se registra en el resultado del periodo. El reconocimiento inicial de este nuevo boletín se incluye en la utilidad neta del ejercicio del 2001 como cambio en políticas contables, neto de su efecto fiscal.

q) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores derivados del INPC de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

r) Utilidad Integral:
La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del periodo, y se presenta en el Estado de Variaciones en las Cuentas del Capital Contable Consolidado.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos) COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 PROPIMEX, SA DE CV	EMBOTELLADO Y DISTRIBUCION	62,469,249	99.99	383,414	918,982
2 ADMINISTRACION Y ASESORIA INTEGRAL, SA DE CV	SERVICIOS ADMINISTRATIVOS	55,847	99.99	77,761	7,291
3 INMUEBLES DEL GOLFO SA DE CV	EMBOTELLADO Y DISTRIBUCION	5,570,863	99.99	398,793	685,662
4 REFRESCOS Y AGUAS MINERALES SA DE CV	SERVICIOS ADMINISTRATIVOS	8,734,500	99.99	7,268	83,493
5 COCA-COLA FEMSA DE BUENOS AIRES SA DE CV	EMBOTELLADO Y DISTRIBUCION	52,694,342	100.00	355,892	2,122,334
6 CORP. INT. DE BEBIDAS	SERVICIOS ADMINISTRATIVOS	121,172,000	99.99	(2,135,782)	(2,135,782)
7 ELIMINACION DE ACCIONES		1	0.00	0	(1,681,980)
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**(912,654)**	**0**
ASOCIADAS					
1 INDUSTRIA EMBASADORA DE QUERETARO SA DE CV	EMBOTELLADO	98,232	33.68	59,692	117,804
2 CICAN	EMBOTELLADO	9,620	48.10	36,154	49,785
3 OTRAS	1	1	0.00	201,501	201,501
4 BETA SAN MIGUEL	AZUCAR	1	0.00	30,348	30,348
5 TAPON CORONA	MATERIAL DE EMPAQUE	1	0.00	20,285	20,452
6 MOLSON		1	0.00	228,254	228,254
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**576,234**	**648,144**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**648,144**

OBSERVACIONES

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
SINDICADO/VARIOS	16/08/2004	9.40	0	0	0	0	0	0	0	0	0	1,099,000	0	0	0	0
SINDICADO/VARIOS	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	0	2,198,000	0	0
RABOBANK/VARIOS	24/09/2004	6.56	0	0	0	0	0	0	0	0	458	2,362	0	0	0	0
SINDICADO/VARIOS	30/04/2008	2.66	0	0	0	0	0	0	0	0	0	0	0	0	0	2,291,415
SINDICADO/VARIOS	30/04/2004	2.29	0	0	0	0	0	0	0	0	0	2,747,500	0	0	0	0
SINDICADO/VARIOS	30/04/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,187,100
CITIBANK	31/12/2003	3.27	0	0	0	0	0	0	0	0	362,670	0	0	0	0	0
SANTANDER	31/12/2003	2.46	0	0	0	0	0	0	0	0	109,900	0	0	0	0	0
COMERICA BANK	31/12/2003	2.62	0	0	0	0	0	0	0	0	109,900	0	0	0	0	0
SINDICADO/VARIOS	31/12/2005	9.66	0	0	0	0	0	0	0	0	0	0	250,085	0	0	0
SINDICADO/VARIOS	31/12/2006	9.66	0	0	0	0	0	0	0	0	0	0	0	171,151	0	0
SINDICADO/VARIOS	31/12/2007	9.56	0	0	0	0	0	0	0	0	0	0	0	0	130,272	0
GE CAPITAL LEASING	02/01/2008	9.44	0	0	0	0	0	0	0	0	1,851	6,653	9,255	7,404	7,314	1,851
SINDICADO/VARIOS	30/04/2008	7.89	0	2,741,250	0	0	0	0	0	0	0	0	0	0	0	0
SINDICADO/VARIOS	30/04/2004	7.94	340,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SINDICADO/VARIOS	30/04/2006	8.65	0	1,409,164	0	0	0	0	0	0	0	0	0	0	0	0
SINDICADO/VARIOS	15/04/2008	2.14	0	0	0	0	0	0	0	0	0	0	0	3,148,635	0	0
VARIOS			129,448	0	0	0	0	0	0	0	292,860	0	0	0	0	0
TOTAL BANCARIOS			469,448	4,150,414	0	0	0	0	0	0	877,639	3,854,415	259,340	5,525,200	137,586	5,480,366

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Extenores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
CERTIFICADOS BURSATILES	30/04/2007	5.55	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2008	6.80	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2005	5.55	0	2,760,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2008	6.80	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	30/04/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**0**	**10,000,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
CONCENTRADO			436,781	0	0	0	0	0	0	0	0	350,842	0	0	0	0
AZUCAR			490,628	0	0	0	0	0	0	0	0	65,989	0	0	0	0
FUCTUOSA			0	0	0	0	0	0	0	0	0	16,003	0	0	0	0
ENVASE			21,607	0	0	0	0	0	0	0	0	23,633	0	0	0	0
PREFORMA			351,009	0	0	0	0	0	0	0	0	120,581	0	0	0	0
EMPAQUE			33,528	0	0	0	0	0	0	0	0	128,995	0	0	0	0
ETIQUETA			13,005	0	0	0	0	0	0	0	0	4,828	0	0	0	0
REFACCIONES			37,153	0	0	0	0	0	0	0	0	52,140	0	0	0	0
OTROS			892,204	0	0	0	0	0	0	0	0	429,490	0	0	0	0
TOTAL PROVEEDORES			**2,275,916**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,212,301**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
VARIOS			1,000,146	0	0	0	0	0	0	0	1,485,197	0	20,449	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**1,000,146**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,485,197**	**0**	**30,449**	**0**	**0**	**0**

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Extanjeros (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
TOTAL			3,745,510	14,150,414	0	0	0	0	0	0	2,362,836	5,066,716	289,789	5,525,200	137,586	5,480,366

OBSERVACIONES

LOS PRESTAMOS ESTAN CONTRATADOS EN DOLARES AMERICANOS. A SEPTIEMBRE 30 DE 2003 SE TIENE UN TIPO DE CAMBIO DE 10.99 PESOS MEXICANOS POR DOLAR AMERICANO.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**66,583**	**731,749**	[illegible]	[illegible]	**4,018,085**
PASIVO	**1,482,661**	**16,294,443**	**430,700**	**4,733,401**	**21,027,844**
CORTO PLAZO	442,357	4,861,502	299,147	3,287,630	8,149,132
LARGO PLAZO	1,040,304	11,432,941	131,553	1,445,771	12,878,712
SALDO NETO	**(1,416,078)**	**(15,562,694)**	**(131,670)**	**(1,447,065)**	**(17,009,759)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO DE PESO MEXICANO POR DOLAR AMERICANO ES 10.99

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	7,122,206	5,600,555	(1,521,651)	0.40	(6,152)
FEBRERO	7,108,224	5,880,938	(1,227,286)	0.28	(3,409)
MARZO	7,150,653	5,662,613	(1,488,040)	0.62	(9,374)
ABRIL	7,504,580	6,060,543	(1,444,037)	0.17	(2,465)
MAYO	19,562,349	25,794,125	6,231,776	0.32	(20,109)
JUNIO	29,184,231	32,414,433	3,230,202	0.15	4,902
JULIO	6,610,478	32,251,144	25,640,666	0.15	38,461
AGOSTO	12,513,258	39,868,306	27,355,048	0.30	82,065
SEPTIEMBRE	13,547,896	41,325,915	27,778,019	0.59	163,074
ACTUALIZACION:	0	0	0	0.00	348
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	162,298
OTROS	0	0	0	0.00	0
T O T A L					**409,639**

OBSERVACIONES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MEXICO	ELABORACION Y EMBOTELLADO	1,645,692	60
GUATEMALA	ELABORACION Y EMBOTELLADO	24,392	56
NICARAGUA	ELABORACION Y EMBOTELLADO	41,171	68
COSTA RICA	ELABORACION Y EMBOTELLADO	58,691	53
PANAMA	ELABORACION Y EMBOTELLADO	49,853	35
COLOMBIA	ELABORACION Y EMBOTELLADO	383,175	38
VENEZUELA	ELABORACION Y EMBOTELLADO	428,809	33
BRASIL	ELABORACION Y EMBOTELLADO	410,956	30
ARGENTINA	ELABORACION Y EMBOTELLADO	206,740	59
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0
1		0	0

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2003**
COCA-COLA FEMSA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
AZUCAR	PROMESA				
CONCENTRADO	COCA-COLA DE MEXICO				
CONCENTRADO	COCA-COLA DE ARGENTINA				
CONCENTRADO	COCA-COLA DE GUATEMALA				
CONCENTRADO	COCA-COLA DE NICARAGUA				
CONCENTRADO	COCA-COLA DE COSTA RICA				
CONCENTRADO	COCA-COLA DE PANAMA				
CONCENTRADO	COCA-COLA DE COLOMBIA				
CONCENTRADO	COCA-COLA DE VENEZUELA				
CONCENTRADO	COCA-COLA DE BRASIL				
EMPAQUE	FEMSA EMPAQUES				

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
REFRESCOS	929,110	11,880,436	605,451	16,799,664		COCA-COLA, SPRITE,	CONSUMIDOR FIN/
		0	0			COCA-COLA LIGHT,	
		0	0			SPRITE CERO, FANTA,	
		0	0			FRESCA, CIEL	
		0	0			CIEL MINERAL	
		0	0			DELAWARE PUNCH	
		0	0			SENZAO, BEAT	
		0	0			KIN, POWERADE	
		0	0			NESTEA	
		0	0				
		0	0			MICKEY AVENTURAS	
TOTAL		11,880,436		16,799,664			

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **3** AÑO: **2003**

COCA-COLA FEMSA, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL VOLUMEN	PRODUCCION TOTAL IMPORTE	VENTAS VOLUMEN	VENTAS IMPORTE	DESTINO	PRINCIPALES MARCAS	PRINCIPALES CLIENTES
REFRESCOS		0	363,358	6,860,370	NICARAGUA	COCA-COLA	CONSUMIDOR FIN/
		0	0		GUATEMALA	AGUA CLUB K	
		0	0		COSTA RICA	AGUA NATURAL	
		0	0		PANAMÁ	AGUA NAYA	
		0	0		COLOMBIA	ALPINA	
		0	0		VENEZUELA	BAVARIA	
		0	0		BRASIL	BLACK FIRE	
		0	0		ARGENTINA	CANADA DRY	
		0	0			CHINOTTO	
		0	0			FANTA	
		0	0			FRESCA	
		0	0			GINGER ALE	
		0	0			HEINEKEN	
		0	0			HI-C, HIT COLA	
		0	0			JUIZZ, KAISER	
		0	0			KIST, KUAT, LIFT	
		0	0			MANANTIAL, NESQUIK	
		0	0			NESTEA, NEVADA	
		0	0			POLAR, POWER MB	
		0	0			PURE MOUNTAIN	
		0	0			QUATRO, QUINADA	
		0	0			SANTA CERVA	
		0	0			SANTA CLARA	
		0	0			SCHWEPPES	
		0	0			SHANGRILA	
		0	0			SODA CLAUSEN	
		0	0			SPRITE, SUNFIL	
		0	0			SUPER 12, TAI	
		0	0			XINGU	
		0	0			COCA-COLA LIGHT.	
TOTAL				6,860,370			

OBSERVACIONES

EL VOLUMEN ESTA EXPRESADO EN MILES DE CAJAS UNIDAD (24 BOTELLAS DE 8 OZ).
LA PARTICIPACION DE MERCADO NO ESTA DISPONIBLE.
LAS VENTAS EN EL EXTRANJERO SON DE NUESTRAS SUBSIDIARIAS EN GUATEMALA, NICARAGUA, COSTA RICA, PANAMA, COLOMBIA, VENEZUELA, BRASIL Y ARGENTINA.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Los registros contables de la subsidiarias en el extranjero se realizan en la moneda local del país de origen.

Para su incorporación a los estados financieros consolidados se actualizan a poder adquisitivo de la moneda local de cierre del ejercicio aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del ejercicio.

La variación en la inversión neta en las subsidiarias en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el Resultado Acumulado por Conversión y se registra en el Capital Contable.

El crédito mercantil originado por la adquisición de la subsidiaria en el extranjero se registra en la moneda funcional de la subsidiaria, por ser la moneda en que se recuperará la inversión y se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del ejercicio.

CLAVE DE COTIZACION: KOF FECHA: 27/10/2003 18:14
COCA-COLA FEMSA, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	COCA-COLA FEMSA, S.A. DE C.V.
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	50815100
FAX:	52923473
DIRECCION DE INTERNET:	www.cocacola-femsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	CCF9305145C9
DOMICILIO	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	rgarcia@kof.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	LIC. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-60-28
FAX:	(81)8328-60-29
E-MAIL:	vchaval@femsa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. CARLOS SALAZAR LOMELIN
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	csalazar@kof.com.mx

CLAVE DE COTIZACION: KOF FECHA: 27/10/2003 18:14
COCA-COLA FEMSA, S.A. DE C.V.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVC
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	jdavila@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE:	C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	fvillarreal@kof.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)83-28-61-80
FAX:	(81)83-28-61-81
E-MAIL:	cealdanc@femsa.com.mx

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

FECHA: 27/10/2003 18:14

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO SUPLENTE
NOMBRE:	SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	VELLA VISTA
C. POSTAL:	06500
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-50-00
FAX:	(81)8375-48-99
E-MAIL:	dagon@femsa.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE:	LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-20
FAX:	(55)52-92-34-74
E-MAIL:	afernandeze@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	jdavila@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	jdavila@kof.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: October 30, 2003

By: ______________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer